UNITED STATES
                        SECURITIES ANDEXCHANGE COMMISSION
                             Washington, D.C. 20549

                              FORM 25

         NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER
             SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-32567

                Pegasus Wireless Corp. / The Nasdaq Stock Market
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     (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


       1565 Reliance Way, Freemont, California 94539 / (501) 490-8288
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       (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                    Common Stock, $0.0001 par value per share
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                      (Description of class of securities)


     Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

     [_]  17CFR240.12d2-2(a)(1)

     [_]  17CFR240.12d2-2(a)(2)

     [_]  17CFR240.12d2-2(a)(3)

     [_]  17CFR240.12d2-2(a)(4)



[_] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, PEGASUS WIRELESS CORP. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


October 16, 2006               By: /s/ Stephen Durland
                               Chief Financial Officer